BNP Paribas Group’s ownership change in Shinhan Financial Group

On August 28, 2009, our largest shareholder, BNP Paribas Group, filed a change of share ownership disclosure with the Korea Stock Exchange, announcing they have sold 1,908,160 or 0.40% of our common shares.

As a result, BNP Paribas holds 30,797,469 or 6.50% of our common shares as of August 28, 2009.